UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-32667

Sprott Resource Lending Corp.
(Translation of registrant's name into English)

550 Burrard St., Suite 1028
Bentall 5, Box 61
Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Report on voting results dated August 17, 2010

99.2	News Release dated August 18, 2010

99.3	Material Change report dated August 18, 2010

99.4	News Release dated August 23, 2010

99.5	News Release dated August 31, 2010

99.6	Material Change report dated Sept 7, 2010

99.7	News Release dated Sept 8, 2010

99.8	Material Change Report dated Sept 8, 2010

99.9	Notice of Change in Corporate Structure

99.10	Certificate of Amendment

99.11	News Release dated Sept 20, 2010

99.12	News Release dated Sept 21, 2010

99.13	Partnership Agreement

99.14	Management Services Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Resource Lending Corp.
(Registrant)

Date: October 7, 2010	By:	/s/ Sandra Lee

	Name:	Sandra Lee
	Title:	Corporate Secretary